UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission File Number: 1-3305
Employer Identification Number: 66-0288298
Plan Number: 061
MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)
MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)
One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Merck Puerto Rico Employee Savings and Security Plan
Index to Financial Statements and Supplemental Schedule

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not required.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Merck Puerto Rico Employee Savings and Security Plan
In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 16, 2006

Merck Puerto Rico Employee Savings and Security Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments at market value	$31,719,738	$28,084,714
Participant loans at cost	1,798,612	1,938,996

Total investments	33,518,350	30,023,710

Receivables
Employer contribution	27,521	49,208
Participant contributions	90,975	165,092
Accrued interest and dividends	185,805	199,978

Total receivables	304,301	414,278

Net assets available for benefits	$33,822,651	$30,437,988

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2005
Additions to net assets attributed to
Investment gain
Net appreciation in market value of investments	$495,273
Dividends and interest	1,331,739

Net investment gain	1,827,012

Contributions to the Plan
By participants	4,687,518
By employer	1,334,949

Total contributions	6,022,467

Transfers in	27,836

Total additions	7,877,315

Deductions from net assets attributed to
Benefits paid to participants	(4,480,822)
Transfers out	(11,830)

Total deductions	(4,492,652)

Net increase	3,384,663

Net assets available for benefits
Beginning of year	30,437,988

End of year	$33,822,651

The accompanying notes are an integral part of these financial statements.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2005 and 2004
1.	Description of the Plan

The following description of the Merck Puerto Rico Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a profit sharing plan designed to provide an opportunity for employees of Merck Sharp & Dohme Quimica de Puerto Rico, Inc. and Merck Sharp & Dohme (I.A.) Corp. (the “Companies”) to become stockholders of Merck & Co., Inc. (“Merck”) and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan.

The Plan is administered in part by the Employee Benefits Committee appointed by the President of the Companies and in part by a management committee appointed by the Compensation and Benefits Committee of the Board of Directors of Merck. All costs of administering the Plan are borne by the Companies.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation or $8,000. In addition, the Companies match 50% of pre-tax and after-tax contributions up to 5% of each participant’s base compensation applicable to the pay period in which the contribution is being made. During 2004 the Companies’ matching contributions were invested entirely in Merck Common Stock (non-participant directed) and could not be reallocated into any other investment option. Since January 2005, all participants have had the option to invest all Company matching contributions in any of the available fund options (participant directed), except the Medco Stock Fund. Effective September 1, 2005, the Medco Stock Fund was eliminated from the plan.

Participants direct the investment of their contributions into any mutual fund investment option as well as the Merck Common Stock Fund (participant directed). During 2005, the Plan offered 19 investment options: 18 mutual funds and the Merck Common Stock Fund.

Participant Accounts

Each participant account is credited with the participant’s contribution, the Companies’ matching contribution, and allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Companies’ matching contributions, plus actual earnings thereon.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2005 and 2004
Participant Loans

Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance.

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The investments of the Plan are stated at quoted market prices in an active market (except for participant loans which are presented at the outstanding balance). Shares of mutual funds are presented at quoted market prices which represent the net asset value of the shares held by the Plan at the reporting date.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them. Interest income on participant loans is recorded on accrual basis.

Contributions

Employee and Companies matching contributions are recorded in the period in which the Companies make the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2005 and 2004
Transfer of Assets to Other Plans

Companies employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of Treasury (the “PRTD”) or by the U.S. Internal Revenue Service (the “IRS”).

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end.

	2005	2004
Merck Common Stock Fund	$15,974,013	$17,251,318	*
Fidelity Retirement Money Market Fund	2,884,487	935,331
T. Rowe Price Blue Chip Growth Fund	2,434,726	1,198,097
Columbia Acorn Fund, Class Z	2,099,540	728,442
Fidelity Low-Priced Stock Fund	1,727,269	1,287,779
Medco Stock Fund	—	1,928,051

	$25,120,035	$23,329,018

*	Includes non-participant directed portion
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $495,273 as follows:

2005
Mutual Funds	$534,712
Merck Common Stock Fund	(372,763)
Medco Stock Fund	333,324

$495,273

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2005 and 2004
4.	Non-Participant Directed Investments

Beginning January 1, 2005 participants were no longer required to invest any portion of Company-matching contributions in the Merck Common Stock Fund. Additionally, any existing balances could be moved into any of the available fund options. As such, all investments in 2005 were participant-directed. Information about the net assets for the Merck Common Stock Fund at December 31, 2004 is as follows:

December 31, 2004
Net assets -
Merck Common Stock	$6,787,749

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2005, the total market value of investments in the mutual funds managed by Fidelity was $6,307,715.

Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2005, the total market value of investments in the Merck Common Stock Fund was $15,974,013.

6.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Tax Status

The Plan obtained a tax determination letter from the PRTD dated February 18, 1998 indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 (“PRIRC”) and is, therefore, exempt from Puerto Rico income taxes. On August 20, 2003, the Plan obtained a tax determination letter from the Internal Revenue Service indicating it has been designed in accordance with applicable sections of the Internal Revenue Code (IRC). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operates in compliance with the PRIRC and IRC. Therefore, no provision for income taxes has been made.

Merck Puerto Rico Employee Savings and Security Plan
Notes to Financial Statements
December 31, 2005 and 2004
8.	Other Matters

Transfers in during 2005 of $27,836 consist of transfers between the Plan and the Merck & Co., Inc. Employee Savings and Security Plan for employees who changed their status during the year.

Transfers out consist of transfers of $11,830 for employees who transferred out to the Merck & Co., Inc. Employee Savings and Security Plan.

As a result of the Medco Health Solutions’ spin-off in 2003, the Plan’s participants who were invested in the Merck Common Stock Fund on the distribution date received a pro rata distribution of 0.1206 unit of the Medco Stock Fund for each unit of the Merck Stock Fund. The Medco Stock Fund expired during 2005. Participants had the option to transfer investments out of the Medco Stock Fund at any time prior to the expiration date. Any remaining balances in this Fund were transferred automatically to a money market fund.
* * * * *

Supplemental Schedule
Schedule H
Merck Puerto Rico Employee Savings and Security Plan
Schedule of Assets (Held at End of Year) at December 31, 2005
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue, Borrower,		Share		Current
Lessor or Similar Party	Description of Investment	Balance	Cost	Value
* Merck & Co. Inc.	Merck Common Stock Fund	768,819.140	**	$15,974,013
* Fidelity Investment Co.	Fidelity Retirement Money Market Fund	2,884,486.810	***	2,884,487
	Fidelity Low-Priced Stock Fund	42,293.550	***	1,727,269
	Fidelity Diversifed International Fund	30,457.601	***	991,090
	Fidelity Freedom 2005 Fund	2,698.424	***	30,006
	Fidelity Freedom 2010 Fund	1,848.071	***	25,965
	Fidelity Freedom 2015 Fund	20,170.615	***	232,971
	Fidelity Freedom 2020 Fund	8,430.517	***	124,013
	Fidelity Freedom 2025 Fund	10,865.185	***	129,950
	Fidelity Freedom 2030 Fund	5,088.282	***	76,426
	Fidelity Freedom 2035 Fund	2,281.548	***	27,903
	Fidelity Freedom 2040 Fund	6,527.179	***	57,635
T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund	74,502.034	***	2,434,726
The Capital Group Companies	American Funds EuroPacific Growth Fund, Class A	33,341.372	***	1,370,330
Columbia Wanger Asset Management, LP	Columbia Acorn Fund, Class Z	74,531.070	***	2,099,540
Grantham, Mayo, Van Otterloo & Co., LLC	GMO US Core Equity Fund Class III	56,385.939	***	794,478
Pacific Investment Management Company	PIMCO Total Return Fund - Institutional Class	72,645.379	***	762,776
AXA Rosenberg Investment Management LLC	AXA Rosenberg U.S. Small Capitalization Fund	87,165.741	***	953,593
SSGA Funds Management, Inc.	SSGA Flagship 500 Index Fund Series A	4,394.191	***	1,022,567
* Participant Loans	Interest rates ranging from 5% to 10.5% and with maturities through 2033			1,798,612

	Total			$33,518,350

*	Denotes a party-in-interest to the Plan

**	Historical cost is not available from the Trustee

***	Cost is not required for participant directed investment

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck Puerto Rico Employee Savings and Security Plan by the undersigned hereunto duly authorized.

Merck & Co., Inc., as plan administrator
By:	/s/Caroline Dorsa
Caroline Dorsa
Vice President and Treasurer

June 22, 2006

EXHIBIT INDEX

Exhibit
Number	Document	Page
23	Consent of Independent Registered Public Accounting Firm	12